Warner Norcross & Judd LLP

Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

December 28, 2005

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Professionals Direct, Inc. Form 10-KSB for fiscal year ended December 31, 2004 Filed March 16, 2005 Schedule 14A Filed April 19, 2005 File No. 001-12449

Dear Messrs. Rosenberg and Atkinson and Ms. Ignat:

                    We are counsel to Professionals Direct, Inc. ("PDI" or the "Company"). PDI received your letter dated November 23, 2005, in which you provided additional comments on PDI's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB").

                    PDI has considered your comments very carefully and believes the disclosures recommended in your comments could enhance its future filings. The Company continues to believe that the existing filings comply with generally accepted accounting principles and all other applicable requirements in all material respects. Accordingly, the Company does not believe an amendment of the Form 10-KSB is warranted.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

                    We submit for your consideration the following responses to your specific comments. For convenience of reference, each of the Commission's comments is set forth in full and PDI's response thereto immediately follows.

Form 10-KSB for the fiscal year ended December 31, 2004

Schedule 14A filed on April 19, 2005

Management's Discussion and Analysis, page A-5

Results of Operations, page A-6

Losses and Loss Adjustment Expenses, page A-6

Comment 1:

          Please refer to your response to comment two. You note that the loss ratio was affected by claim frequency, claim severity and by reinsurance. Please provide to us proposed disclosure that addresses these factors and quantifies the effect of each of these factors on the change in the loss ratio discussed. It also seems that some of the reasons for the change cited appear to affect prior year estimates more than current year estimates. While both current year and prior year charges drive the loss ratio for the period, it is not clear why the prior year amount disclosed in note 7 is not as significant as your response seems to indicate that it might be. Please clarify how the actuarial review in particular only appears to significantly impact the current year charges.

Response:

          The impact of the actuarial review is greatest on the current year because that year has the largest proportion of unsettled claims.

          In future filings, the Company will include the proposed disclosures noted in your comment, including a more detailed description of factors affecting the loss ratio. The discussion of loss and loss adjustment expenses would be revised in future filings to be consistent with the following:

Losses and Loss Adjustment Expenses. The loss ratio for the year was 73.7% compared to 48.6% for 2003. The loss ratio is the sum of the losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned. Incurred losses are determined from loss

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

reserve estimates which are set after considering the results of the reserve analysis performed by our independent actuary. Loss ratios for 2003 and 2004 were similarly below and above, respectively, our historic average. Volatility can be expected given the complex nature of lawyers professional liability claims and multi-year settlement periods. Due to the size of our reserves, even a small percentage change in the loss reserve liability can have a material impact on our results of operations and loss ratio for the period in which the change occurs. As a result, overall profitability is principally determined by the current year's loss estimate plus the favorable or adverse development of prior years' reserves. For 2004, PDIC recorded losses and loss adjustment expenses of $11,937 of which $11,180 was for claims which were made and reported in the current year and $757 was for claims which were made and reported in prior years. For 2003, PDIC recorded losses and loss adjustment expenses of $7,737 which were exclusively for claims made and reported that year.

There are five identifiable factors that impacted the 2004 loss ratio when compared to 2003. They include:
•	Changes in the estimate for claims reported in prior years
•	Changes in the adjusting and other expense reserves (commonly known as unallocated loss adjustment expense reserves)
•	Frequency of claims
•	Severity of claims
•	Impact of different retention levels

As noted above, changes in the estimate for claims reported in prior years added $757 to current year expense and increased the loss ratio 4.7%. An increase in adjusting and other expense reserves added another $809 to current year expense and increased the loss ratio 5.0%. While the aggregate number of claims reported in 2004 was 16% higher than in 2003, the frequency of claims was within an expected range based on past experience when measured against the average number of in-force insured attorneys. While the effect is not quantifiable, we believe this factor did not significantly increase the loss ratio. The loss ratio was also affected by increased claim severity mitigated by reinsurance. Despite the increase in claims severity in the latter part of 2004, it also was within an expected range based on historical experience. Quantification of the impact on the loss ratio of the interaction of changes in claims severity and reinsurance is not practicable. Any attempt to quantify would require multiple assumptions that would limit, if not render useless, the resulting comparisons.

Critical Accounting Estimates and Judgments, page A-8

Losses and Loss Adjustment Expense Reserves, page A-8

Comment 2:

          Refer to your response to comment four. Please clarify for us and in your disclosure whether this "case supplement reserve" represents IBNR. If it does not,

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

please explain to us why the creation of this reserve in excess of your case reserves is appropriate under GAAP.

Response:

          Case supplement reserves are the difference between the reserve for the ultimate loss and that recorded as case reserves. While not technically IBNR, this difference is frequently characterized as IBNR by some other companies in the industry. Because the vast majority of our claims are made against claims-made policies, the concept of recording a reserve for a claim that has been incurred but not reported does not generally apply. Under our claims-made policies, we are not liable for a claim until the claim is made against our insured and reported to us. We have chosen to limit the use of the IBNR term for this reason.

          In our discussion of case supplement reserves, we will incorporate a clarification consistent with the following:

          The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. Claims may not be brought until several years after the acts or omissions that gave rise to the claim occurred. Ultimate loss costs, even for similar events, vary significantly depending upon many factors. Professional liability claims are typically resolved over an extended period of time, often three years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires actuarial skill and the application of significant judgment. Such estimates require periodic revision. PDIC's current reserve policy recognizes this uncertainty by maintaining case supplement reserves (commonly referred to as IBNR reserves) to provide for the possibility that actual results may be less favorable compared to the estimated costs as developed during the normal case reserve estimation process. The case supplement reserve is determined by estimating the ultimate liability for the claims which have been made and reported and then subtracting the case reserves. Case supplement reserves as a percentage of total reserves at December 31, 2004 were 32.7%. PDIC does not discount its reserves to recognize the time value of money.

Comment 3:

          Refer to your response to comment four. You state that a discussion of sensitivity is not practical or meaningful. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the sensitivity of your operations related to the factors that you have identified as key in establishing these reserves. If you do not feel this proposed format is applicable to your business, then please provide us similar disclosure in another format that will allow an investor the

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

desired insights into the sensitivity of these reserves to key factors identified in your letter of October 26, 2005. Also disclose the high and the low estimates generated in using the multiple methodologies described in this revised disclosure.

Response:

          The Company has revised its proposed disclosure to include a more detailed discussion of the sensitivity of the loss reserves to the various factors. We note that the balance of the proposed disclosure in our October 26, 2005, response to comment 4 would remain. The discussion of loss and loss adjustment expense reserves would be revised in future filings to be consistent with the following:

Loss and Loss Adjustment Expense Reserves

          PDIC maintains reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported arising from policies that have been issued. PDIC provides for the estimated ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability.

          Management estimates of the loss reserve liability are reviewed by independent actuaries twice each year. Several variables and methodologies are used to calculate the appropriate amount of the loss reserve liability that should be recorded. Key variables utilized to develop the loss reserve estimate include:
•	Loss reporting patterns
•	Payment patterns
•	Loss severity trend rates
•	Application of Michigan loss patterns and loss to premium relationships to Non-Michigan business.
•	Case reserve setting patterns

The key actuarial methodologies used include:
•	Incurred development method
•	Paid development method
•	Case development method
•	Incurred Bornhuetter-Ferguson method
•	Paid Bornhuetter-Ferguson method
•	Frequency/severity method

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

          Small changes to any of the assumptions regarding the key variables can significantly alter the outcome of the actuarial analysis. Because of the number of factors considered, it is neither practical nor meaningful to isolate a single variable and calculate the impact of changing that item. It is possible in assessing the overall results of an actuarial review to observe the magnitude of deviation the various methodologies create. The various methodologies rely to differing degrees on individual key variables, and as a result some insight into the sensitivity of those key variables can be observed. It is important to note that because not all methodologies are appropriate for all years, the difference in estimates amongst the various methodologies does not necessarily represent a reasonable range around the booked reserves. Only the most recent three years are assessed using the full range of methodologies. These three years represent approximately 90% of total net retained reserves. The range of the results of the various methodologies was from 25% below to 45% above the best estimate of $13.8 million for the three years.

Ten Year Development Table, page A-9

Comment 4:

          Refer to your response to comment five. Please explain to us why the information included in the proposed disclosure does not agree with the information included in your filing. Further explain to us why the information in either of these tables does not agree with the information provided in your roll forward in note 7.

Response:

          While total incurred losses did not change as a result of the proposed revisions to the disclosure, the allocation of adjusting and other expenses between the current and prior years in the revised ten-year table changed from what had been disclosed in note 7. In future filings, the information in note 7 and in the ten-year table will agree. For your information the following table reflects the appropriate allocation.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

	As Originally Filed	Change	As Revised to agree with new ten-year table
	(000)	(000)	(000)
Incurred related to:
Current year	$11,180	$(232)	$10,948
Prior years	757	232	989
Total incurred	$11,937	$0	$11,937

          We believe that this reclassification between current year and prior year within the total incurred losses, which did not change, is not material.

Consolidated Financial Statements - December 31, 2004

Note 8. Reinsurance, page A-23

Comment 5:

          Refer to your response to comment six. What is not clear based on your disclosure here and in management's discussion and analysis is the change in the purpose or needs that caused you to retain less in the current years than in prior years. Please expand your proposed disclosure to provide the reasons for this apparent change in trends or philosophies.

Response:

          In future filings, the Company will include expanded disclosures suggested in your comment, including more detail regarding changes in reinsurance. Future filings will be consistent with the following:

          Direct premiums written decreased 1.2% when compared to the prior year. PDIC's new business premiums written in 2004 were significantly less than in 2003 due, in part, to the absence of significant disruptions in the markets in which PDIC operates. For the year, new business totaled $3,583 compared to $13,722 for 2003. For 2004, the number of policies written and the average premium per policy did not change significantly from 2003. For policies with

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 28, 2005

_____________________________

2004 effective dates, PDIC decreased its per claim retention by purchasing more reinsurance from third party reinsurers. This reduces PDIC's net premiums written and will reduce net premiums earned as the policies are earned out. Decisions on the appropriate level of reinsurance are impacted by a variety of market factors from pricing to availability and credit quality of reinsurers and our level of surplus. As such, reinsurance retentions vary from year to year. As a result of significant growth in written premium experienced in 2003 and the level of surplus to written premium, it was determined that in 2004 a lower retention level would be in the best interests of the Company. Market factors allowed us to accomplish this. In 2005, we do not expect to see material changes in the level of direct premiums written or in our reinsurance retention.

* * *

Conclusion

                    PDI is confident that the comments provided by the Commission will result in improvements to the Company's future filings. The additional information about PDI's financial condition and business operations will further enhance the investing public's understanding of the Company. By incorporating the Commission's comments, PDI will continue to endeavor to meet or exceed the Commission's requirements in its securities filings.

                    PDI believes that these responses and the proposed enhancements to its future filings should satisfy the comments addressed by the Commission. Because the existing filings comply with generally accepted accounting principles and all other applicable requirements in all material respects, the Company does not believe an amendment of the Form 10-KSB is warranted. However, if the Commission is not satisfied with this response, we would respectfully request a conference to discuss the Commission's concerns.

                    If you have any questions about these responses or the future revisions, please contact me at (616) 752-2752 or Lawrence Duthler at (616) 752-2378.

Very truly yours, /s/ Gordon R. Lewis Gordon R. Lewis

GRL/LRD/blv